Exhibit 99.1

BONA FILM GROUP LIMITED ANNOUNCES SHAREHOLDERS VOTE TO APPROVE GOING PRIVATE TRANSACTION

BEIJING, March 4, 2016 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “merger agreement”) dated December 15, 2015 by and among Mountain Tiger International Limited (“Parent”), Mountain Tiger Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), and to authorize and approve any and all transactions contemplated by the merger agreement, including the merger.

Immediately after the completion of the merger, Parent will be beneficially owned by (i) Mr. Dong Yu, the Chairman and Chief Executive Officer of the Company, and his controlled entities, (ii) Uranus Connection Limited, (iii) Alibaba Pictures Group Limited and its affiliated entity, (iv) Willow Investment Limited, an affiliate of Tencent, (v) Orrick Investments Limited, an affiliate of Fosun International Limited, (vi) Sequoia Capital China I, L.P. and its affiliated funds, (vii) SAIF Partners IV L.P. and (viii) All Gain Ventures Limited.

Approximately 94.7% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 97.3% were voted in favor of the proposal to authorize and approve the merger agreement and any and all transactions contemplated by the merger agreement, including the merger. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares will no longer be listed on the NASDAQ Global Select Market.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com